WRITER’S DIRECT NUMBER:

(33)	01 53 89 70 60

WRITER’S EMAIL ADDRESS:

rtreuhold@shearman.com

February 16, 2007

Mr. Karl Hiller

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Dear Mr. Hiller:

We have received your letter dated February 7, 2007 with further comments on Groupe Danone’s annual report on Form 20-F for the year ended December 31, 2005. On behalf of Groupe Danone, we are transmitting the following response to your comments.

For convenience, we have included the text of your question immediately preceding our response.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1.	We have read your response to our prior comments and considered your preference for limiting compliance to future filings. Unfortunately, the nature of the revisions requested, including auditor information and reported net loss in the DS Waters, LP financial statements, as well as the information about your non-GAAP measures and the put options held by minority interest owners, warrant more immediate attention. We ask that you file an amendment to your Form 20-F, reflecting the revisions you have proposed.

Mr. Karl Hiller

Branch Chief

Securities and Exchange Commission

February 16, 2007

Response:

As agreed during our conversation on February 8, 2007, Groupe Danone is filing an amendment to its 2005 annual report on Form 20-F to refile the financial statements of DS Waters, LP correcting the typographical errors concerning the reported net loss with corrected auditors’ reports reflecting the requested auditor information. As further agreed, Groupe Danone will include the requested additional information regarding non-GAAP measures and the put options held by minority interest owners in its 2006 annual report on Form 20-F.

*        *        *        *        *

If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at +33-1-5389-7060.

Very truly yours,

/s/ Robert C. Treuhold

Robert C. Treuhold

Enclosures

cc:	Lily Dang
Securities and Exchange Commission

Antoine Giscard d’Estaing
Camille Courtois
Groupe Danone

Olivier Lotz
PricewaterhouseCoopers Audit

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